King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, GA 30309-3521 Tel: +1 404 572 4600 Fax: +1 404 572 5100 www.kslaw.com

January 18, 2019

VIA EDGAR AND FEDEX

Securities and Exchange Commission Division of Corporation Finance Office of Real Estate and Commodities 100 F Street, N.E., Mail Stop 3233 Washington, D.C. 20549 Attention: Stacie Gorman	FOIA Confidential Treatment Requested by Jamestown Atlanta Invest I, LLC Pursuant to 17 C.F.R. § 200.83

Re:	Jamestown Atlanta Invest 1, LLC

Draft Offering Statement on Form 1-A

Submitted October 12, 2018

CIK No. 0001751158

Dear Ms. Gorman:

On behalf of our client, Jamestown Atlanta Invest 1, LLC (the “Company”), we hereby confidentially submit this letter and the following information in response to a letter dated November 8, 2018 (the “Staff Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Offering Statement on Form 1-A, confidentially submitted on October 12, 2018 (the “Offering Statement”). We are also concurrently confidentially submitting an amended version of the Offering Statement (the “Revised Draft”). This letter, together with the changes reflected in the Revised Draft, responds to the Staff Letter. The Revised Draft also includes other changes that are intended to update and clarify the information contained therein. This letter and the Revised Draft are being confidentially submitted pursuant to Rule 252(d) of Regulation A under the Securities Act of 1933, as amended (“Rule 252(d)”), for non-public review by the Staff of the Commission prior to the public filing of the Revised Draft.

The Company has advised us that, pursuant to Rule 252(d), the Revised Draft shall not be qualified less than twenty-one (21) calendar days after the public filing with the Commission of the initial non-public submission of the Revised Draft, all non-public amendments; and all non-public correspondence submitted by or on behalf of the company to the Staff regarding such submissions (subject to any separately approved confidential treatment request).

For your convenience, this letter sets forth in italics each of the Staff’s comments before each response is given. All references, page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions contained in the Revised Draft. All capitalized terms used in this letter but otherwise not defined herein have the meanings ascribed to such terms in the Revised Draft.

Securities and Exchange Commission

January 18, 2019

General

1.

We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with your disclosure with respect to the availability of that exemption.

The Company has reviewed the Investment Company Act of 1940, as amended, and acknowledges that it is responsible for analyzing how its investments, investment strategy and business model will support an exemption from registration under the Investment Company Act of 1940, as amended.

2.

We note that you may conduct the share repurchase program during the offering period of the shares being qualified in this offering circular. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-552-5777.

The Company has reviewed the applicability of Regulation M to its share repurchase program and acknowledges that it is responsible for analyzing the applicability of Regulation M to its share repurchase program. The Company will contact the Division of Trading and Markets with any questions regarding the share repurchase program’s consistency with relief previously granted by the Division of Market Regulation.

3.

Please clarify if your manager, sponsor and their affiliates may purchase shares in the offering and if such purchases will count toward meeting the minimum offering requirement. If so, disclose the maximum amount of the possible purchases and that any such purchases will be for investment and not resale. Refer to Release No. 33-6455, Question 79 (Mar. 3, 1983).

In response to the Staff’s comments, the Company has revised our disclosure on page ii and 63 of the Revised Draft to clarify that the Company may purchase shares in the offering, but such purchases will not count toward meeting the minimum offering requirement.

Securities and Exchange Commission

January 18, 2019

4.

On page 20 you state that the subscription proceeds held in a segregated account may be subject to bankruptcy proceedings in the event your sponsor were to declare bankruptcy. Please provide your analysis as to how the segregated account complies with the requirement that funds in escrow be held for the benefit of potential purchasers until the contingency occurs, as required by Exchange Act Rule 15c2-4.

The Company’s escrow arrangements will state that the monies held in escrow will be released to the Company upon meeting the $5,000,000 commitment threshold. If the commitment threshold is not met, then the monies held in escrow will be automatically released to the investors. Jamestown will not hold a property interest in the monies. Therefore, the segregated account will comply with the requirement that monies in escrow are to be held for the benefit of potential purchasers until the contingency occurs. In response to the Staff’s comments, the Company clarified in the Revised Draft that monies held in segregated accounts after breaking escrow may be subject to bankruptcy.

Cover Page

5.

Please revise to specify the date upon which the offering will terminate. Additionally, we note your disclosure that North Capital Private Securities will serve as your broker-dealer. Please revise the table to disclose any commissions to be paid by you per share in connection with this offering, whether directly or indirectly through your Manager through the Fund Administration Fee or otherwise. In this regard, we note your disclosure that your manager will pay this fee. However, on page ix, you state that you will reimburse your manager for fees and expenses paid to third parties. Please clarify if this includes the fees paid to your broker-dealer. In addition, on page viii, you explain that you will pay your Manager a Fund Administration Fee for certain administration, organization and offering costs, and specifically reference the broker-dealer fee. Refer to the Instructions to Item 1(e) of Part II of Form 1-A. Additionally, if you will reimburse your Manager for payments to your broker-dealer, please revise your use of proceeds to reflect this on page 43.

The Company respectfully notes the disclosure on the cover page saying that “we expect to offer common shares until we raise the maximum amount being offered, unless the offering is terminated by our Manager at an earlier time.” The Company notes its obligations under Rule 251(d)(3) and Rule 252(f)(iii), in particular, its obligation to requalify the offering statement annually.

The Company respectfully notes the Staff’s comments with regards to the broker-dealer fee. The Manager will pay the broker-dealer fee and the Fund Administration Fee will not be used to pay the broker-dealer. In response to the Staff’s comments, the Company clarified page ix of the Revised Draft to confirm that the Manager will pay the broker-dealer fee. The Manager has set the fees, including the Fund Administration Fee, to align with the scope of the services to be provided and not on a basis that takes into account the economics of the broker-dealer fee borne by the Manager.

Securities and Exchange Commission

January 18, 2019

6.

Since you refer to the issuer as the “Fund,” please revise your cover page to state that you are not an investment company and investors will not have the protections provided under the Investment Company Act of 1940.

In response to the Staff’s comments, the Company revised the cover page to state that the Company is not an investment company and investors will not have the protections provided under the Investment Company Act of 1940.

7.	Please revise to clarify if “Jamestown” is intended to refer to your sponsor, Jamestown, L.P.

In response to the Staff’s comments, the Company clarified the cover page that “Jamestown” is intended to refer to our sponsor, Jamestown, L.P.

What competitive advantages do we achieve...?, page ii

8.

We note your disclosure that your sponsor may provide you with additional equity capital up to $20,000,000. Please clarify whether your sponsor is obligated to provide this additional capital and file the agreement as an exhibit if appropriate. Further, we note that the sponsor will purchase shares at NAV. Please clarify if your sponsor may purchase at NAV if NAV is less than $10, or alternatively, if your sponsor will pay the same price as investors in the offering. To the extent your sponsor may purchase at an amount below $10, please add risk factor disclosure regarding the potential for dilution.

In response to the Staff’s comments, the Company clarified that our sponsor is not obligated to provide the additional capital. Further in response to the Staff’s comments, the Company clarified that its sponsor will pay the same price as investors in the offering for any purchase of shares.

How will your NAV per share be calculated?. page iv

9.

We note your disclosure that your valuation expert will not be responsible for your NAV. Please revise your disclosure here and on page 78 to clarify who will be responsible for making the final determination.

In response to the Staff’s comments, the Company has revised this section and the disclosure on pages 9 and 73 to clarify that our Manager will be responsible for making the final determination on NAV.

Questions and Answers about this Offering

What is your contemplated ownership structure?. page v

10.	Please revise the table to include the 50,000 shares of common stock the Sponsor committed to purchase.

In response to the Staff’s comments, the Company has revised the table to include the 50,000 shares of common stock the Sponsor committed to purchase.

Securities and Exchange Commission

January 18, 2019

Questions and Answers about this Offering

Will I have the opportunity to redeem my common shares?, page vi

11.

Please revise the effective redemption price in the table to take into account the Participation Allocation. In this regard, your disclosure following the table indicates that proceeds to investors from any redemption will be further reduced by the Participation Allocation payable to the Manager. Also revise throughout to clarify that investors will not receive “the same price” paid for the common shares if redeemed during the Introductory Period.

The Company respectfully notes that the redemption price is not reduced by the Participation Allocation, but instead the total proceeds of the redemption distributed to the shareholder are reduced by the Participation Allocation. In response to the Staff’s comments, and for clarity, the Company included additional disclosure, including in the effective redemption price table, to make clear that the proceeds will be reduced by the Participation Allocation. Similarly, the Company revised throughout to clarify that there is no Participation Allocation payable for redemptions made during the Introductory Period.

Questions and Answers about this Offering

How long will this fund last?, page xiii

12.	Please revise your disclosure to clarify that you are not required to pursue a liquidity event and that investors may have to hold their shares indefinitely.

In response to the Staff’s comments, the Company revised its disclosure to clarify that the Company is not required to pursue a liquidity event and that investors may have to hold their shares indefinitely.

Investment Objectives., page 1

13.	Please provide support for the statement that your commercial real estate holdings will have lower volatility than listed public real estate companies.

In response to the Staff’s comments, the Company revised its disclosure to remove the statement that its commercial real estate holdings will have lower volatility than listed public real estate companies.

Jamestown Atlanta Invest 1. LLC, page 1

14.

You refer to your website at www.jamestownlp.com, however, that website appears to be that of your Sponsor’s in that it references Jamestown being established in 1983 whereas you are a newly organized company. Please revise to clarify if that is your Sponsor’s website.

In response to the Staff’s comments, the Company revised the website reference to clarify that it is the Company’s Sponsor’s website.

Securities and Exchange Commission

January 18, 2019

Management Compensation, page 4

15.	Please provide a hypothetical example of how your participation allocation will be calculated.

In response to the Staff’s comments, the Company provided a hypothetical example of how the Company’s participation allocation will be calculated on pages 7 and 52.

Offering Summary

Valuation Policies, page 9

16.

You state that if your Manager learns of a material event that occurs in between quarterly updates of NAV that could cause your NAV to change by 5% or more you will disclose the event and the updated NAV, “to the extent a change in the NAV can be determined,” in an offering circular supplement and will update the NAV information on your website. Please revise to affirmatively state that there will be an accelerated valuation in this situation or explain how you may be unable to determine a change in NAV after determining that NAV could change by more than 5%.

In response to the Staff’s comments, the Company revised the disclosure to affirmatively state that there will be an accelerated valuation and that any such change in the NAV will be estimates of the market impact of specific events as they occur, based on assumptions and judgments that may or may not prove to be correct, and may also be based on the limited information readily available at that time.

Risk Factors, page 14

17.

We note that your investors will have very limited voting rights. Please add risk factor disclosure that your manager will have the ability to make decisions regarding (i) changing your targeted class of investments without shareholder notice or consent, (ii) making changes to your articles of incorporation whether to issue additional common stock and preferred stock, including to itself, (iii) employment decisions, including compensation arrangements; and (iv) whether to enter into material transactions with related parties.

In response to the Staff’s comments, the Company revised the disclosure to provide for such risk factor on page 32 of the Revised Draft.

Securities and Exchange Commission

January 18, 2019

Estimated Use of Proceeds, page 43

18.	Please revise to reflect the organization and offering expenses you will reimburse your Manager for through the Fund Administration Fee.

The Company respectfully notes the Staff’s comments with regards to the organization and offering expenses. The Manager will pay any organization and offering expenses and the Fund Administration Fee and Asset Management Fee will not be used to pay the organization and offering expenses. In response to the Staff’s comments, the Company clarified that none of the net proceeds received from the offering will be used to pay for organization and offering expenses incurred by the Manager or its affiliates. The Manager has set the fees, including the Fund Administration Fee and Asset Management Fee, to align with the scope of the services to be provided and not on a basis that takes into account the economics of the organization and offering expenses borne by the Manager.

Management, page 44

19.

We note that your manager may only be removed for cause by a super majority vote of the shareholders. Please clarify if the vote of your sponsor or other affiliates will count toward the determination of whether your manager may be removed. Please add risk factor disclosure as appropriate.

In response to the Staff’s comments, the Company has clarified that the vote of the Company’s sponsor or other affiliates will not count toward the determination of whether our Manager may be removed.

Management

Executive Officers of our Sponsor, page 45

20.	Please revise to provide the ages of your Sponsor’s officers that perform policy making functions for the issuer.

In response to the Staff’s comments, the Company revised the disclosure to provide the ages of our Sponsor’s officers that perform policy making functions for the Company.

Management Compensation, page 49

21.

Please revise to clarify if, after you break escrow, the Fund Administration Fee will be calculated as a percentage of NAV of securities sold during a particular quarter, as opposed to total NAV. In addition, please disclose if there is a maximum amount payable for organizational and offering expenses pursuant to this fee.

The Company respectfully notes that after breaking escrow, the Fund Administration Fee is calculated as a percentage of the Company’s NAV at the end of the prior quarter, as opposed to a percentage of NAV of securities sold during a particular quarter.

The Company respectfully notes the Staff’s comments with regards to the organization and offering expenses. The Manager will pay any organization and offering expenses and the Fund Administration Fee will not be used to pay the organization and offering expenses. In response to the Staff’s comments, the Company clarified that none of the net proceeds received from the offering will be used to pay for organization and offering expenses incurred by the Manager or its affiliates. The Manager has set the fees, including the Fund Administration Fee, to align with the scope of the services to be provided and not on a basis that takes into account the economics of the organization and offering expenses borne by the Manager.

Securities and Exchange Commission

January 18, 2019

Conflicts of Interest, page 54

22.	Please clarify how many funds are still raising money and how much other funds with similar investment objectives have available to invest.

In response to the Staff’s comments, the Company clarified how many funds of the Company’s Sponsor are still raising money and how much capital other funds with similar investment objectives have available to invest.

23.

We note that the Premier Fund and the German Retail Funds have the first right to any investment opportunity. Please revise the forefront of your offering circular and your risk factor section to highlight that all investment opportunities will be allocated first to other funds operated by your Sponsor..

In response to the Staff’s comments, the Company revised the cover page of the Company’s offering circular and the Company’s risk factor section on page 24 of the Revised Draft to highlight that all investment opportunities will be allocated first to the other funds operated by our Sponsor.

24.

On page 55 you describe how your Sponsor’s personnel and your Investment Committee members are also devoted to multiple other funds and projects. You also refer to the fiduciary obligations of your Sponsor or Investment Committee members may have to other Jamestown funds and investors. Please balance your disclosure by highlighting that your Sponsor and Investment Committee members do not owe fiduciary duties to the issuer and ensure the resulting risks are clearly disclosed.

In response to the Staff’s comments, the Company has revised our disclosure by highlighting that our Sponsor and Investment Committee members do not owe fiduciary duties to the Company and disclosing the corresponding risks.

Securities and Exchange Commission

January 18, 2019

Description of Common Shares

Quarterly Redemption Plan, page 79

25.

Please revise your disclosure to clarify how shares will be redeemed if the quota for the quarter or year is reached. Additionally, if a significant number of shareholders request redemption, including individuals who are still in the “introductory period,” please clarify whether the shareholders requesting redemption during the introductory period will receive precedence if your quota for the year or quarter is reached. If more shareholders request redemption during the introductory period than your quota will permit, please clarify how this request will be treated. For example, if you need to carry over the request to the next quarter, please clarify whether these shareholders will still receive their full purchase price or whether these requests will be treated as being made in the following period, and therefore based on NAV and subject to reduction.

In response to the Staff’s comments, the Company further clarified how shares will be redeemed if the quota for the quarter or year is reached. Specifically (i) shareholders requesting redemption during the introductory period will receive precedence over other shareholders, and (ii) if more shareholders request redemption during the introductory period than our quota will permit and the request is carried over to the next quarter, these shareholders will still receive their full purchase price.

Financial Statement

Independent Auditor’s Report, page F-2

26.	We note your audit opinion does not appear to conform to the format outlined within PCAOB Auditing Standards 3101. Please consult with your independent auditors and revise accordingly.

In response to the Staff’s comments, the Company asked its auditors to revise and re-issue the audit opinion to conform to the format outlined within PCAOB Auditing Standards 3101.

*         *         *         *

Securities and Exchange Commission

January 18, 2019

Pursuant to 17 C.F.R. § 200.83, the Company is also requesting that confidential treatment be afforded to this letter and the Revised Draft being submitted with this letter.

If we can be of any assistance in explaining these responses or the changes in the Revised Draft, please contact me at (404) 572-2765 or by email (csjohnson@kslaw.com).

Very truly yours,

/s/ C. Spencer Johnson, III

C. Spencer Johnson, III

cc:	Howard Efron

Wilson Lee

Kim McManus

(Securities and Exchange Commission)

Matt Bronfman

Gretchen Nagy

John Wilson

Thomas Sandlin

(Jamestown Atlanta Invest 1, LLC)